FILE NO. 82-35053

ING

LAW DEPARTMENT

RECEIVED

2008 FEB 19 P 1:21

[redacted]

08000787

February 15, 2008

SUPPL

VIA FEDERAL EXPRESS

Office of International Corporate Finance,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Re: File No. 82-35053/ING Canada Inc. Rule 12g3-2(b) Exemption

Dear Sir or Madam:

We are writing in reference to the exemption granted to ING Canada Inc. pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act") (File No. 82-35053).

This letter is to inform you that we are now providing the information required to be furnished to the Securities and Exchange Commission electronically pursuant to Rule 12g3-2(f) under the Exchange Act.

The information is available at the following web address:
http://www.sedar.com/DisplayCompanyDocuments.do?lang=EN&issuerNo=00021370

PROCESSED
FEB 22 2008
THOMSON
FINANCIAL

Sincerely,

Chantal Denommée

Chantal Denommée
Vice-President, Legal Affairs and
Compliance, and Assistant Secretary
ING Canada Inc.

cc: Francoise Guénette
Senior Vice President, Corporate and Legal Services, and Secretary
ING Canada Inc.

1611 Crémazie Boulevard East, 10th floor
Montréal QC H2M 2R9

Telephone 514 985 7111
Fax 514 842 6958

END